MagneGas Corporation

11885 44th Street North

Clearwater, FL 33762

August 12, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	MagneGas Corporation
Registration Statement on Form S-3
File No. 333-212879

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, MagneGas Corporation (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Friday, August 12, 2016, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(1)           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Very truly yours,

MagneGas Corporation

By:	/s/ Luisa Ingargiola
Luisa Ingargiola
Chief Financial Officer